UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

THE BANCORP, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

05969A105

(CUSIP Number)

Castle Creek Capital Partners VI, LP

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VI, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 3,642,733 (1)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 3,642,733 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,642,733 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (1)

14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)           The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital VI LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC/AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 3,642,733 (1)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 3,642,733 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,642,733 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (1)

14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on August 25, 2017  (the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $1.00 per share (“Common Stock”), of The Bancorp, Inc. (the “Issuer” or the “Company”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.  Capitalized terms used in this Amendment No. 1 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

Item 2.                                                         Identity and Background

Item 2 of the Schedule 13D is hereby amended to remove John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo and John T. Pietrzak as Reporting Persons.  Following the recent establishment of a six-person investment committee by Castle Creek Capital VI LLC (“CCC VI”), the general partner of Castle Creek Capital Partners VI, LP (“Fund VI”), no person other than Fund VI and CCC VI presently has beneficial ownership (as defined in Rule 13d-3 under the Act) of the shares of Common Stock held by Fund VI.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

From August 2018 through June 3, 2020, Fund VI engaged in various open-market, broker acquisitions of additional shares of Common Stock, acquiring an aggregate of 616,135 shares of Common Stock at an aggregate cost of approximately $6,039,196.  Such shares were acquired using cash on hand.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 (a) - (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote (1)	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition (1)
Castle Creek Capital Partners VI, LP	3,642,733	6.3%	0	3,642,733	0	3,642,733
Castle Creek Capital VI LLC (3)	3,642,733	6.3%	0	3,642,733	0	3,642,733

(1)                                 Excludes (i) 30,000 shares of Common Stock and (ii) restricted stock awards representing 13,100 underlying shares of Common Stock, in each case issued to Castle Creek Advisors IV LLC (“Advisors IV”) on behalf of John Eggemeyer, a managing principal of CCC VI, in his capacity as a member of the Board.  Since the Reporting Persons do not presently, and will not within the next 60 days, have the right to acquire Common Stock in respect of such Common Stock and such restricted stock awards held by Advisors IV, those underlying shares are not included in the amount reported herein.

(2)                                 This calculation is based on 57,425,566 shares of Common Stock of the Company outstanding as of May 5, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2020.

(3)                                 CCC VI disclaims beneficial ownership of the Common Stock owned by Fund VI, except to the extent of its pecuniary interest therein.

(c)

Fund VI engaged in the following transactions with respect to the Common Stock during the last sixty days: (i) on June 2, 2020, Fund VI acquired 57,900 shares of Common Stock at a weighted average price per share of $8.41 (in various open-market, broker transactions ranging from $8.33 to $8.45 per share, inclusive); and (ii) on June 3, 2020, Fund VI acquired 8,235 shares of Common Stock at a weighted average price per share of $8.92 (in various open-market, broker transactions ranging from $8.75 to $9.04 per share, inclusive). The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c).

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of June 4 2020, by and between Castle Creek Capital Partners VI, LP and Castle Creek Capital VI LLC.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2020

CASTLE CREEK CAPITAL PARTNERS VI, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL VI LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

SIGNATURE PAGE TO SCHEDULE 13D AMENDMENT NO. 1 (THE BANCORP, INC.)